Dividend Capital Diversified Property Fund Inc. SC TO-I

Exhibit (a)(v)

As described in the shareholder letter dated November 12, 2015 and in subsequent SEC filings, the board of directors of Dividend Capital Diversified Property Fund Inc. (DPF) has amended and restated the Class E Share Redemption Program (SRP) and redemptions under the SRP are now only available in the event of the death or disability of a stockholder. The Class E shares that you submitted for redemption under the SRP are no longer eligible for redemption and your redemption request will not be honored. However, DPF has commenced a self-tender offer for up to approximately 4.1 million Class E shares, $30 million, as further described in the Offer to Purchase and Letter of Transmittal filed with SEC on May 6, 2016. Questions or requests for assistance may be directed to, and copies of the Offer to Purchase and Letter of Transmittal may be obtained by going to DPF’s website at www.dividendcapitaldiversified.com or by calling DST Systems, Inc. at 888-310-9352. If you would like to tender a portion or all of your Class E shares pursuant to the terms of the offer, please follow the instructions given in the materials to properly complete and submit the Letter of Transmittal by June 14, 2016.